EXHIBIT 99.74

Mercator Closes Previously Announced US$130 million of Senior Secured
Credit Facilities and Concurrently Issues Notice of Redemption of its
11.5% Senior Secured Notes due February 16, 2012

Vancouver, British Columbia April 26, 2010 - Mercator Minerals Ltd. (the "Company") (TSX - ML) is pleased to announce its wholly-owned subsidiary Mineral Park Inc. has closed the previously announced (see Press Release dated March 31, 2010) US$130 million in credit facilities (the “Credit Facilities”) and has concurrently issued the notice of redemption on May 6, 2010 of the outstanding 11.5% Senior Secured Notes due February 16, 2012.

Société Générale and WestLB AG are the Joint Bookrunners of the Credit Facilities with Lead Arrangers Société Générale (Documentation and Administrative Agent), WestLB AG (Technical Agent), Credit Suisse and Barclays Capital (collectively, the “Lenders”).

The Credit Facilities are comprised of a US$100 million term loan with a one year grace and a five year equal quarterly amortization commencing March 31, 2011 and a final maturity date of March 31, 2016 and a US$30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the Lenders’ discretion.  The Credit Facilities are secured by a guarantee provided by the Company’s wholly owned subsidiary Mercator Mineral Park Holdings Ltd. and include mandatory prepayments based on a variable participating interest in free cash flow capped at a maximum of $30 million as well as other terms, conditions and covenants customarily associated with mining credit facilities.  Pricing is initially set at Libor+4.5% per annum (current 3 month Libor rate is .31%) with grid pricing tied to the debt service coverage ratio following the first scheduled repayment of the term loan and completion of Phase II expansion to 50,000tpd.  The proceeds of the Credit Facilities will be used to repay the Notes.

The Notice of Redemption states that the Company will redeem the outstanding US$120 million principal amount of Notes on May 6, 2010 (the “Redemption Date”).  A redemption amount of $1,089.6986 (the “Redemption Price”) be paid for each US$1,000 principal amount of Notes, being an amount equal to the aggregate of i) $1,050 for each $1,000 principal amount of Notes plus ii) all accrued and unpaid interest up to but excluding the Redemption Date.

Further details concerning the Notes including the rights of redemption are described in the trust indenture dated February 15, 2007 and supplemental indentures dated June 12, 2008 and July 13, 2009 made between the Company and Computershare Trust Company of Canada, as Trustee.  Copies of the indenture and supplemental indentures can be found on SEDAR and hard copies can be obtained from the Trustee.

“We consider this refinancing a milestone in the evolution of Mercator Minerals as a growing mid tier North American copper and molybdenum producer”, said Michael Surratt, President & CEO of Mercator Minerals Ltd.   “The support of these internationally renowned banks in refinancing our debt

on such commercially favorably terms recognizes the operating advances at Mineral Park and the long reserve life.   We are also appreciative of the support of our note holders for the funding which allowed Mercator to advance Mineral Park quickly and through one of the worst economic down turns in history.“

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.